UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )   *

DermTech, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
24984K105
(Cusip Number)
August 29, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐       Rule 13d-1(b)

☒       Rule 13d-1(c)

☐       Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 31 Pages
Exhibit Index Found on Page 30

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 218,450 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 218,450 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,450 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 109,225 Shares issuable upon the conversion of 218.45 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 2 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 304,600 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 304,600 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,600 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 152,300 Shares issuable upon the conversion of 304.60 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 3 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 61,550 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 61,550 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,550 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 30,775 Shares issuable upon the conversion of 61.55 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 4 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 33,850 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 33,850 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,850 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 16,925 Shares issuable upon the conversion of 33.85 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 5 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Four Crossings Institutional Partners V, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 46,150 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,150 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,150 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 23,075 Shares issuable upon the conversion of 46.15 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 6 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 498,470 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 498,470 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 498,470 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 249,235 Shares issuable upon the conversion of 498.47 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 7 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital (AM) Investors, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 18,450 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 18,450 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,450 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.2% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 9,225 Shares issuable upon the conversion of 18.45 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 8 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Capital F5 Master I, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,250 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,250 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,250 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% [1]
12	TYPE OF REPORTING PERSON (See Instructions) PN

1 Includes 24,625 Shares issuable upon the conversion of 49.25 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 9 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,181,520 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,181,520 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,181,520 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.4% [1]
12	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 590,760 Shares issuable upon the conversion of 1,181.52 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 10 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon Institutional (GP) V, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 46,150 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 46,150 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,150 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% [1]
12	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 23,075 Shares issuable upon the conversion of 46.15 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 11 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Farallon F5 (GP), L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 49,250 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 49,250 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,250 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4% [1]
12	TYPE OF REPORTING PERSON (See Instructions) OO

1 Includes 24,625 Shares issuable upon the conversion of 49.25 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 12 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Philip D. Dreyfuss
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 13 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Michael B. Fisch
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 14 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 15 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS David T. Kim
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 16 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 17 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Michael G. Linn
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 18 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 19 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 20 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS William Seybold
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 21 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 22 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS John R. Warren
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 23 of 31 Pages

13G

CUSIP No. 24984K105

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) ☐

     (b) ☒**

**           The reporting persons making this filing hold an aggregate of 615,385 Shares (as defined in Item 2) and hold Series A Preferred Shares (as defined in the Preliminary Note) convertible into an aggregate of 615,385 Shares. Accordingly, as of the date of this filing the aggregate Shares and Series A Preferred Shares held by the reporting persons represent beneficial ownership of 9.8% of the class of Shares. The reporting person on this cover page, however, is a beneficial owner only of the Shares reported by it on this cover page.

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,230,770 [1]
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,230,770 [1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,230,770 [1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% [1]
12	TYPE OF REPORTING PERSON (See Instructions) IN

1 Includes 615,385 Shares issuable upon the conversion of 1,230.77 Series A Preferred Shares. See Preliminary Note and Item 2.

Page 24 of 31 Pages

Preliminary Note:

As of the date of this report, the Farallon Funds hold an aggregate of: (i) 615,385 Shares; and (ii) 1,230.77 shares of Series A Convertible Preferred Stock (“Series A Preferred Shares”) of the Company, each of which is convertible by its holder, pursuant to the terms thereof, into 500 Shares, for an aggregate of 615,385 Shares.

Series A Preferred Shares are convertible at any time at the option of their holder, provided, that Series A Preferred Shares may not be converted to the extent that, after giving effect to such conversion, the converting holder (together with its affiliates and certain other persons) would beneficially own more than 9.99% of the Shares then outstanding. As of the date hereof, such provision does not limit the ability of the Farallon Funds to convert the Series A Preferred Shares held by them. Accordingly, the beneficial ownership calculations set forth in this report include the aggregate 615,385 Shares issuable upon the conversion of the aggregate 1,230.77 Series A Preferred Shares held by the Farallon Funds.

Capitalized terms used in this Preliminary Note without definitions have the meanings ascribed to them below.

Item 1.	Issuer

(a)	Name of Issuer:

DermTech, Inc. (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices:

11099 N. Torrey Pines Road, Suite 100

La Jolla, CA 92037

Item 2.	Identity and Background

Title of Class of Securities and CUSIP Number (Items 2(d) and (e))

This statement relates to shares of common stock, par value $0.0001 per share (the “Shares”), of the Company. The CUSIP number of the Shares is 24984K105.

Name of Persons Filing, Address of Principal Business Office and Citizenship (Items 2(a), (b) and (c))

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”.

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares;

Page 25 of 31 Pages

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares;

(iv)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares;

(v)	Four Crossings Institutional Partners V, L.P., a Delaware limited partnership (“FCIP V”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares;

(vi)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares;

(vii)	Farallon Capital (AM) Investors, L.P., a Delaware limited partnership (“FCAMI”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares; and

(viii)	Farallon Capital F5 Master I, L.P., a Cayman Islands exempted limited partnership (“F5MI”), with respect to the Shares held by it and the Shares it has the right to acquire upon the conversion of Series A Preferred Shares.

FCP, FCIP, FCIP II, FCIP III, FCIP V, FCOI II, FCAMI and F5MI are together referred to herein as the “Farallon Funds.”

The Farallon General Partner

(ix)	Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is (i) the general partner of each of FCP, FCIP, FCIP II, FCIP III, FCOI II and FCAMI and (ii) the sole member of the FCIP V General Partner (as defined below), with respect to the Shares held by each of the Farallon Funds other than F5MI and the Shares each of the Farallon Funds other than F5MI has the right to acquire upon the conversion of Series A Preferred Shares.

Page 26 of 31 Pages

The FCIP V General Partner

(x)	Farallon Institutional (GP) V, L.L.C., a Delaware limited liability company (the “FCIP V General Partner”), which is the general partner of FCIP V, with respect to the Shares held by FCIP V and the Shares FCIP V has the right to acquire upon the conversion of Series A Preferred Shares.

The F5MI General Partner

(xi)	Farallon F5 (GP), L.L.C., a Delaware limited liability company (the “F5MI General Partner”), which is the general partner of F5MI, with respect to the Shares held by F5MI and the Shares F5MI has the right to acquire upon the conversion of Series A Preferred Shares.

The Farallon Individual Reporting Persons

(xii)	The following persons, each of whom is a managing member of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and of the F5MI General Partner, with respect to the Shares held by the Farallon Funds and the Shares the Farallon Funds have the right to acquire upon the conversion of Series A Preferred Shares: Philip D. Dreyfuss (“Dreyfuss”), Michael B. Fisch (“Fisch”), Richard B. Fried (“Fried”), David T. Kim (“Kim”), Monica R. Landry (“Landry”), Michael G. Linn (“Linn”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), William Seybold (“Seybold”), Andrew J. M. Spokes (“Spokes”), John R. Warren (“Warren”) and Mark C. Wehrly (“Wehrly”).

Dreyfuss, Fisch, Fried, Kim, Landry, Linn, Patel, Roberts, Seybold, Spokes, Warren and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

The citizenship of each of the Farallon Funds, the Farallon General Partner, the FCIP V General Partner and the F5MI General Partner is set forth above. Each of the Farallon Individual Reporting Persons, other than Spokes, is a citizen of the United States. Spokes is a citizen of the United Kingdom. The address of the principal business office of each of the Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111.

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is an Entity Specified in (a) - (k):

Not applicable.

Item 4.	Ownership

The information required by Items 4(a) – (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

Page 27 of 31 Pages

The Shares and Series A Preferred Shares reported hereby for the Farallon Funds are held directly by the Farallon Funds. The Farallon General Partner, as general partner of the Farallon Funds other than F5MI and the sole member of the FCIP V General Partner, may be deemed to be a beneficial owner of all such Shares held, or acquirable upon the conversion of Series A Preferred Shares, by the Farallon Funds other than F5MI. The FCIP V General Partner, as general partner of FCIP V, may be deemed to be a beneficial owner of all such Shares held, or acquirable upon the conversion of Series A Preferred Shares, by FCIP V. The F5MI General Partner, as general partner of F5MI, may be deemed to be a beneficial owner of all such Shares held, or acquirable upon the conversion of Series A Preferred Shares, by F5MI. Each of the Farallon Individual Reporting Persons, as a managing member of the Farallon General Partner and a manager or senior manager, as the case may be, of the FCIP V General Partner and the F5MI General Partner, in each case with the power to exercise investment discretion, may be deemed to be a beneficial owner of all such Shares held, or acquirable upon the conversion of Series A Preferred Shares, by the Farallon Funds. Each of the Farallon General Partner, the FCIP V General Partner, the F5MI General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons are filing this Schedule 13G pursuant to Section 240.13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 28 of 31 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2019

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
Farallon Capital Offshore Investors II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Monica R. Landry, Manager

/s/ Monica R. Landry
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Monica R. Landry, Manager

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

The Powers of Attorney executed by each of Fisch, Fried, Kim, Linn, Patel, Roberts, Spokes, Warren and Wehrly authorizing Landry to sign and file this Schedule 13G on his behalf, which were filed as exhibits to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2014 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings Inc., are hereby incorporated by reference. The Powers of Attorney executed by each of Dreyfuss and Seybold authorizing Landry to sign and file this Schedule 13G on his behalf, which were filed as exhibits to the Schedule 13G filed with the SEC on January 11, 2017 by such Reporting Persons with respect to the Common Stock of Sky Solar Holdings, Ltd., are hereby incorporated by reference.

Page 29 of 31 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 30 of 31 Pages

EXHIBIT 1

to

SCHEDULE 13G

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: September 6, 2019

/s/ Monica R. Landry
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,
Farallon Capital Offshore Investors II, L.P. and
FARALLON CAPITAL (AM) INVESTORS, L.P.
By Monica R. Landry, Managing Member

/s/ Monica R. Landry
FARALLON INSTITUTIONAL (GP) V, L.L.C.
On its own behalf and
As the General Partner of
FOUR CROSSINGS INSTITUTIONAL PARTNERS V, L.P.
By Monica R. Landry, Manager

/s/ Monica R. Landry
FARALLON F5 (GP), L.L.C.
On its own behalf and
As the General Partner of
FARALLON CAPITAL F5 MASTER I, L.P.
By Monica R. Landry, Manager

/s/ Monica R. Landry
Monica R. Landry, individually and as attorney-in-fact for each of Philip D. Dreyfuss, Michael B. Fisch, Richard B. Fried, David T. Kim, Michael G. Linn, Rajiv A. Patel, Thomas G. Roberts, Jr., William Seybold, Andrew J. M. Spokes, John R. Warren and Mark C. Wehrly

Page 31 of 31 Pages